Exhibit 99.2

Consolidated Financial Statements (Expressed in thousands of Canadian dollars) WESTPORT INNOVATIONS INC. Three and six months ended September 30, 2008 and 2007

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

September 30, 2008	March 31, 2008
Assets	(unaudited)

Current assets:
Cash and cash equivalents	$72,037	$7,560
Short-term investments	24,793	15,202
Accounts receivable	7,514	7,028
Loan receivable (note 10(a))	13,348	6,774
Inventories (note 3)	10,947	9,020
Prepaid expenses	1,119	1,033
Current portion of future income tax assets	4,501	4,944
	134,259	51,561
Long-term investments (note 4)	3,733	18,754

Equipment, furniture and leasehold improvements, net	6,857	3,685

Intellectual property, net	502	574

Future income tax assets	2,321	4,366

	$147,672	$78,940

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$11,249	$8,470
Current portion of deferred revenue	255	205
Demand instalment loan	5,454	5,776
Short-term debt	3,831	5,995
Current portion of long-term debt	30	54
Current portion of warranty liability	9,250	4,899
Obligation to issue warrants (note 15)	4,000	4,000
	34,069	29,399
Warranty liability	6,717	4,258
Long-term debt (note 5)	10,801	8
Deferred lease inducements	439	280
Deferred revenue	1,735	1,216
Joint Venture Partners’ share of net assets of joint ventures (note 10(c))	17,567	13,983
	71,328	49,144
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
32,024,930 (2008 - 27,416,993) common shares (note 6)	311,754	258,202
Other equity instruments (note 8)	7,382	3,079
Additional paid in capital	5,180	5,097
Deficit	(250,248)	(247,460)
Accumulated other comprehensive income	2,276	10,878
	76,344	29,796
Share consolidation (note 1) Commitments (note 14) Subsequent event (note 15)
	$147,672	$78,940

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (unaudited) (Expressed in thousands of Canadian dollars, except share and per share amounts)
	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Product revenue	$34,332	$16,639	$55,760	$28,481
Parts revenue	4,680	4,530	8,761	8,418
	39,012	21,169	64,521	36,899

Cost of revenue and expenses:
Cost of revenue	29,785	15,116	46,955	25,508
Research and development (notes 8 and 9)	7,105	5,078	14,268	10,519
General and administrative (note 8)	2,206	1,175	3,668	2,288
Sales and marketing (note 8)	4,177	2,306	6,772	4,083
Foreign exchange loss	758	458	666	997
Depreciation and amortization	512	359	888	726
Bank charges, interest and other	100	67	205	125
	44,643	24,559	73,422	44,246

Loss before undernoted	(5,631)	(3,390)	(8,901)	(7,347)

Loss from investment accounted for by the equity method (note 4(b))	(503)	-	(583)	-
Interest on long-term debt and amortization of discount	(648)	(216)	(648)	(986)
Interest and other income	511	212	814	441
Gain on sale of investments (note 4(a))	10,666	-	14,479	718

Income (loss) before income taxes and Joint Venture Partners’ share of income from joint ventures	4,395	(3,394)	5,161	(7,174)

Income tax expense:
Current	204	58	305	125
Future	2,119	209	4,684	506
	2,323	267	4,989	631

Income (loss) before Joint Venture Partners’ share of income from joint ventures	2,072	(3,661)	172	(7,805)

Joint Venture Partners’ share of net income from joint ventures (note 10)	(1,396)	(1,206)	(2,960)	(1,786)

Income (loss) for the period	$676	$(4,867)	$(2,788)	$(9,591)

Income (loss) per share:
Basic	$0.02	$(0.19)	$(0.10)	$(0.41)
Diluted	$0.02	$(0.19)	$(0.10)	$(0.41)
Weighted average common shares outstanding:

Basic	29,530,003	25,295,925	28,512,672	23,478,760

Diluted	30,997,572	25,295,925	28,512,672	23,478,760

WESTPORT INNOVATIONS INC.
Consolidated Statements of Comprehensive Loss (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
Income (loss) for the period	$676	$(4,867)	$(2,788)	$(9,591)
Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of tax of $912 and $574 (2007 – $nil, $nil)	4,609	3,279	2,892	2,061
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $1,778 and $2,454 (2007 - $nil, $nil)	(8,982)	-	(12,119)	(718)
Cumulative translation adjustment	702	-	625	-
	(3,671)	3,279	(8,602)	1,343

Comprehensive loss	$(2,995)	$(1,588)	$(11,390)	$(8,248)

Reclassification of net realized gains on available for sale securities to net loss, net of tax of $1,778 and $2,454 (2007 - $nil, $nil)

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of Canadian dollars, except share amounts) Six months ended September 30, 2008

						Accumulated other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	equity

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796
Issue of common shares on exercise of stock options	93,006	861	-	(329)	-	-	532
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering	4,500,000	57,348	-	-	-	-	57,348
Share issue costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	763	412	-	-	1,175
Net loss	-	-	-	-	(2,788)	-	(2,788)
Other comprehensive loss	-	-	-	-	-	(8,602)	(8,602)

Balance, September 30, 2008 (unaudited)	32,024,930	$311,754	$7,382	$5,180	$(250,248)	$2,276	$76,344

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of Canadian dollars, except share amounts) Year ended March 31, 2008

						Accumulated other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	equity

Balance, March 31, 2007	21,624,594	$232,830	$12,352	$5,301	$(239,865)	-	$10,618

Transitional adjustment on adoption of new accounting standards for financial instruments, net of tax of $3,370	-	-	-	-	3,483	17,032	20,515

Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock options	232,024	1,967	-	(762)	-	-	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	-	-	-	-
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest	4,831,801	21,759	(7,569)	-	(763)	-	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	-	-	-	-
Share issue costs	-	(164)	-	-	-	-	(164)
Stock-based compensation	-	-	106	558	-	-	664
Net loss	-	-	-	-	(10,315)	-	(10,315)
Other comprehensive loss	-	-	-	-	-	(6,154)	(6,154)

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operations:
Income (loss) for the period	$676	$(4,867)	$(2,788)	$(9,591)
Items not involving cash:
Depreciation and amortization	512	359	888	726
Stock-based compensation expense	944	296	1,175	409
Future income tax recovery	2,119	209	4,684	506
Change in deferred lease inducements	(77)	(64)	(166)	(121)
Gain on sale of investments	(10,666)	-	(14,479)	(718)
Joint Venture Partners’ share of net income from joint ventures	1,396	1,206	2,960	1,786
Loss from investment accounted for by the equity method	503	-	583	-
Interest on long-term debt and amortization of discount	648	216	648	986
Changes in non-cash operating working capital:
Accounts receivable	1,401	1,610	(486)	2,596
Inventories	727	(753)	(1,927)	(1,004)
Prepaid expenses	(227)	(21)	(86)	124
Accounts payable and accrued liabilities	3,197	18	2,686	(1,503)
Deferred revenue	409	(169)	569	(125)
Warranty liability	4,516	493	6,810	(72)
	6,078	(1,467)	1,071	(6,001)
Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(1,659)	(61)	(4,008)	(243)
Sale (purchase) of short-term investments, net	(24,793)	16,803	(9,591)	19,712
Disposition of long-term investments	14,159	-	19,379	1,119
Loan receivable	(4,892)	-	(6,574)	-
Investment in joint venture (note 4(b))	-	-	(1,500)	-
Leasehold inducement	-	-	325	-
	(17,185)	16,742	(1,969)	20,588
Cash flows from financing:
Issue of demand instalment loan	-	1,000	500	1,000
Repayment of demand instalment loan	(425)	(147)	(822)	(282)
Increase in short-term debt	170	-	170	-
Repayment of short-term debt	(2,549)	-	(2,549)	-
Repayment of other long-term debt	(21)	(19)	(51)	(37)
Issuance of debenture units	15,000	-	15,000	-
Finance costs incurred	(1,006)	-	(1,006)	-
Shares issued for cash	57,510	229	57,880	804
Share issue costs	(4,906)	(31)	(4,906)	(31)
	63,773	1,032	64,216	1,454

Effect of foreign exchange on cash and cash equivalents	1,345	-	1,159	-

Increase in cash and cash equivalents	54,011	16,307	64,477	16,041

Cash and cash equivalents, beginning of period	18,026	1,436	7,560	1,702

Cash and cash equivalents, end of period	$72,037	$17,743	$72,037	$ $ 17,743

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Supplementary information:
Interest paid	$103	$43	$165	$73
Taxes paid	213	54	238	256
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	-	50	-
Shares issued on exercise of performance share units	-	153	-	288
Shares issued on conversion of debt	-	20,827	-	20,827
Shares issued for settlement of interest on convertible notes	249	553	249	553
Broker warrants issued with subordinated debt	283	-	283	-

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

1.	Basis of presentation:

The unaudited consolidated balance sheet as at September 30, 2008, the unaudited consolidated statements of operations, comprehensive income (loss) and cash flows for the three and six months ended September 30, 2008 and 2007 and the unaudited consolidated statements of shareholders’ equity for the six months ended September 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Except as described in note 2, these financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal year ended March 31, 2008.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  To date, the Company has financed its operations primarily by equity and debt financing and margins on the sale of products and parts.  If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment.  The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2008 and for all periods presented have been included.  Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.  Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect the three-and-one-half-to-one share consolidation (3.5:1) completed on July 21, 2008.

2.	Accounting policies:

Stock-based compensation plans:

On April 1, 2008, the Company changed its accounting policy for stock-based compensation to estimate forfeitures on the date of grant and to calculate stock-based compensation based on options expected to vest.  Previously, the Company recognized the effect on stock-based compensation of forfeitures of options prior to vesting as they occurred.  On the date of the change in accounting policy, the Company determined that the effect of forfeitures was not material, and accordingly, the change resulted in no adjustment to opening deficit or for any of the prior periods presented.

Financial instruments – Disclosures:

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862, Financial instruments - Disclosures and Section 3863, Financial Instruments - Presentation.  Generally, the new sections replace Section 3861, Financial Instruments - Disclosure and Presentation.  These new sections established standards for the presentation of financial instruments and non-financial derivatives and increased disclosure requirements including disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks (see note 12).  Adoption of Section 3863 did not impact the consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

2.	Accounting policies (continued):

Capital Disclosures:

Effective, April 1, 2008 the Company adopted CICA Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about the Company’s capital and how it is managed (see note 13).

Inventory:

Effective, April 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories. The new standard provides more guidance on the measurement and disclosure requirements for inventories. The new standard requires inventory to be measured at the lower of cost and net realizable value.  The new standard also allows the reversals of previous write-downs to the net realizable value when there is a subsequent increase in the value of inventories. Adoption of this standard had no impact on the consolidated financial statements.

Foreign currency:

Effective, April 1, 2008, the Company determined that Cummins Westport Inc. (“CWI”), with a US dollar functional currency, is economically, financially and operationally independent of the Company and the Company’s exposure to exchange rate changes is now limited to the Company’s net investment in CWI. Accordingly, the accounts of CWI are translated into Canadian dollars as follows:

(i)   Revenue and expenses at the average rate of exchange.
(ii)  Assets and liabilities are translated at the exchange rate in effect at the balance sheet date (previously non-monetary assets were translated at historical costs).
(iii) Exchange gains and losses arising from translation are included in a separate component of accumulated other comprehensive income presented as cumulative translation adjustment (previously exchange gains and losses were included in net income (loss)).

International Financial Reporting Standards:

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.  The Company will be required to report under IFRS effective for interim and annual financial statements relating to its fiscal year beginning on April 1, 2011.
Adoption of IFRS will impact all areas of financial accounting and reporting.  The Company is in the process of assessing the impacts of the Canadian convergence initiative and is developing a conversion plan.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

3.	Inventories:

	September 30, 2008	March 31, 2008
	(Unaudited)
Finished goods	$2,645	$4,407
Parts	6,605	4,136
Work-in-process	1,697	477
	$10,947	$9,020

During the three and six months ended September 30, 2008, we recognized $22,305 (2007 - $13,282) and $36,321 (2007 - $23,026), respectively related to inventoriable items in cost of sales. Amounts removed from inventory and included in cost of sales is based on standard cost which approximates weighted average cost and variances between actual and standard costs are included in cost of sales. Cost of inventory includes depreciation and amortization where applicable.

4.	Long-term investments:

	September 30, 2008	March 31, 2008
	(Unaudited)
Clean Energy Fuels Corp. (a)	$2,775	$18,693
Juniper Engines Inc. (b)	917	-
Other investments	41	61
	$3,733	$18,754

(a)
As at September 30, 2008, the Company owned an approximate 0.4% (March 31, 2008 - 3%) interest in Clean Energy Fuels Corp. (“CEFC”), an owner and operator of natural gas refueling facilities.  During the three and six months ended September 30, 2008, the Company sold 790,800 and 1,178,760 shares, respectively, of CEFC for net proceeds of $14,160 (2007 - $nil) and $19,378 (2007 - $1,119) resulting in a gain on sale of $10,736 (2007 - $nil) and $14,275 (2007 - $718).  As at September 30, 2008, the Company owned 184,311 shares of CEFC which have been valued at a closing market price of $15.06 per share (US$14.15 per share).

(b)
On October 26, 2007, the Company and OMVL SpA (“OMVL”) entered into a joint venture agreement, engineering agreements and supply agreements to design, produce and sell alternative fuel engines in the sub-5 litre class for global applications.  Based in Pernumia, Italy, OMVL designs, manufactures and markets complete fueling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to compressed natural gas and liquid petroleum gas.  Under the terms of the joint venture agreement, OMVL and the Company share 51% and 49%, respectively, of the profits or losses of the venture.  The jointly controlled company is headquartered in Vancouver, Canada and will continue to exploit the global engineering, production and distribution strengths of OMVL and its parent company, SIT Group, to deliver engines worldwide.  The Company supports the new venture through supply of technology, design, testing and market development services.  On April 1, 2008, the Company contributed $1,500 to the formation of the joint venture.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

4.	Long-term investments (continued):
(b)
The Company has determined that Juniper is a variable interest entity.  However, the Company is not the primary beneficiary and has accounted for its interest in Juniper using the equity method.
During the three and six months ended September 30, 2008, the Company recognized a loss of $503 (2007 – $nil) and $583 (2007 - $nil) respectively as loss from investment accounted for by the equity method.

5.	Long-term debt:

	September 30, 2008	March 31, 2008
	(unaudited)
Capital lease obligation	$70	$62
Subordinated debenture notes	10,761	-
	10,831	62
Current portion	30	54

	$10,801	$8

On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000.  Each debenture unit consists of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $18.73.  The Company has the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of the principal amount after 18 months.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  A total of 771,428 warrants were issued. The Company also issued 46,118 broker warrants which are exercisable into common shares of the Company at $16.10 for a period of two years.  Of the $15,000 gross proceeds received, the Company assigned $11,436 to the debenture units and $3,564 to the warrants based on each instruments’ relative fair value.  The amount assigned to the debenture units is being accreted to the principal amount using the effective interest rate method over the term to maturity and the warrants are included in other equity instruments.  The broker warrants were recognized in other equity instruments at their fair value of $283 determined using the black scholes option pricing formula with a corresponding amount recognized as transaction costs.  Transaction costs totaled $1,290 of which $983 was allocated to debt and $307 to the warrants.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

6.	Share capital:

On August 14, 2008, the Company filed a prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its initial public offering of 4,500,000 common shares in the United States at approximately $12.74 (US$12.00) per share.  Gross proceeds totaled $57,348 (US$54,000).   The Company also incurred share issue costs of $4,906.

7.	Stock options and other stock-based plans:

	Six months ended September 30, 2008		Six months ended September 30, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, beginning of period	1,235,799	$6.96	1,493,998	$6.69
Granted	34,280	14.90	51,428	8.86
Exercised	(93,006)	5.72	(155,641)	5.18
Cancelled/expired	(7,294)	7.48	(9,406)	10.85
Outstanding, end of period	1,169,779	$7.31	1,380,379	$6.90

Options exercisable, end of period	809,859	$7.50	912,625	$7.87

During the three and six months ended September 30, 2008, the Company recognized $338 (2007 – $269) and $412 (2007- $355), respectively in stock-based compensation related to stock options.  During the three and six months ended September 30, 2008, the Company granted a total of 34,280 share options (2007 – 42,857) and 34,280 (2007 – 51,429), respectively. The fair value of the options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:  expected dividend yield – nil% (2007 – nil%); expected stock price volatility – 59.9% (2007 – 57.4%); risk free interest rate – 2.87% (2007 – 4.56%); expected life of options – 4 years (2007 – 4 years).  The weighted average grant date fair value for options granted in the three and six months ended September 30, 2008 was $7.18 (2007 - $4.48) and $7.18 (2007 - $4.38).

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

8.	Other equity instruments:

	September 30, 2008	March 31, 2008
	(Unaudited)
Value assigned to performance share units	$3,842	$3,079
Value assigned to warrants (note 5)	3,540	-
	$7,382	$3,079

During the three and six months ended September 30, 2008, 259,941 PSUs (2007 – nil) and 259,491 PSUs (2007 – 339,614), respectively were granted.  No PSUs were exercised during the three and six months ended September 30, 2008 (2007 – 22,623 and 47,536), respectively and as at September 30, 2008, there are 1,326,009 PSUs outstanding of which 778,252 were exercisable.  During the three and six months ended September 30, 2008, the Company recognized stock-based compensation expense of $606 (2007 – $27) and $763 (2007 - $54), respectively related to PSU’s which vested during the period.

The stock-based compensation associated with the Performance Share Unit Plan and the stock option plan (note 6), is included in operating expenses as follows:

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Research and development	$78	$22	$134	$42
General and administrative	695	256	793	333
Sales and marketing	171	18	248	34
	$944	$296	$1,175	$409

9.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three and six months ended September 30, 2008 and 2007, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Research and development expenses	$7,644	$6,358	$15,526	$13,089
Program funding	(539)	(1,280)	(1,258)	(2,570)
	$7,105	$5,078	$14,268	$10,519

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

10.	Investment in Joint Ventures:

(a)	Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income and losses included in “Joint venture partners’ share of income from joint ventures”.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	September 30, 2008	March 31, 2008
	(Unaudited)
Current assets:
Cash and cash equivalents	$13,953	$137
Short-term investments	-	13,713
Accounts receivable	872	3,503
Loan receivable	13,348	6,774
Prepaid expenses	37	108
Current portion of future income tax assets	4,501	4,944
	32,711	29,179

Future income tax assets	2,321	4,366

Equipment, furniture and leasehold improvements	409	166

	$35,441	$33,711
Current liabilities:
Accounts payable and accrued liabilities	$2,076	$2,131
Current portion of deferred revenue	142	69
Current portion of warranty liability	8,734	4,689
	$10,952	$6,889

Long-term liabilities
Deferred revenue	$594	$386
Warranty liability	6,038	3,985
	$6,632	$4,371

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

10.	Investment in Joint Ventures(continued):

(a)	Cummins Westport Inc. (continued):
The loan receivable above of $13,348 was loaned to Cummins under a demand loan agreement, with interest accruing monthly at the one month prime corporate paper rate. The loan is unsecured.

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Product revenue	$28,681	$14,467	$49,721	$25,186
Parts revenue	4,624	4,530	8,705	8,418
	33,305	18,997	58,426	33,604

Cost of revenue and expenses:
Cost of revenue	24,864	13,154	41,831	22,649
Research and development	2,725	1,498	4,323	3,476
General and administrative	384	258	826	424
Sales and marketing	1,342	1,563	2,772	2,680
	29,315	16,473	49,752	29,229

Income before undernoted	3,990	2,524	8,674	4,375

Interest and investment income	268	221	470	398
Effect of foreign currency translation gain	-	(65)	-	(579)

Income before income taxes	4,258	2,680	9,144	4,194

Income tax expense:
Current	204	59	305	116
Future	1,254	209	2,805	506
	1,458	268	3,110	622

Income for the period	2,800	2,412	6,034	3,572

Joint Venture Partner’s share of net income from joint venture	(1,400)	(1,206)	(3,017)	(1,786)

Company’s share of income	$1,400	$1,206	$3,017	$1,786

(b)	BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co., Ltd. (“BTIC”) of Beijing, China formed BWI to market liquefied natural gas (“LNG”) fuel tanks for vehicles.  Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture.  During the year ended March 31, 2008, the Company contributed $425 (US$400) to the formation of this joint venture.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

10.	Investment in Joint Ventures(continued):

(b)	BTIC Westport Inc. (continued):

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures”.  For the three and six months ended September 30, 2008, the Company’s share of loss from BWI was $5 and $58, respectively.

(c)	Joint Venture Partners’ share of net assets of joint ventures:

	September 30, 2008	March 31, 2008
	(Unaudited)
Cummins Westport Inc. (a)	$17,451	$13,809
BTIC Westport Inc. (b)	116	174
	$17,567	$13,983

11.	Segmented information:

The Company currently operates in one operating segment which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The majority of the Company’s equipment, furniture and leasehold improvements are located in Canada.  For the three and six months ended September 30, 2008, 89% (2007 - 52%) and 87% (2007 - 51%) respectively of the Company’s revenue was from sales in the Americas, 4% (2007 - 31%) and 5% (2007 - 31%) from sales in Asia, and 7% (2007 - 17%) and 8% (2007 - 18%) from sales elsewhere.

12.	Financial instruments:

(a)	Financial risk management:
The Company has exposure to liquidity risk, credit risk, foreign currency risk, equity price risk and interest rate risk.
(b)	Liquidity:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company has sustained losses and negative cash flows from operations since inception.   At September 30, 2008, the Company has $96,830 of cash, cash equivalents and short-term investments.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

12.	Financial instruments(continued):

(b) Liquidity (continued):
The following are the contractual maturities of financial obligations as at September 30, 2008:

	Carrying amount	Contractual cash flows	< 1 year	2-3 years	4-5 years	> 5 years

Accounts payable and accrued liabilities	$ 11,249	$ 11,249	$ 11,249	$ -	$ -	$ -
Demand instalment loan (1)(2)	5,454	5,935	1,693	2,777	1,465	-
Short-term debt (3)	3,831	3,831	3,831	-	-	-
Subordinated debenture notes (4)	10,761	18,710	1,350	17,360	-	-
Other long-term debt	70	77	30	29	18	-
Operating lease commitments	-	6,230	1,614	2,546	1,721	349
Royalty payments(5)	675	28,189	1,350	2,700	2,700	21,439
Investment in Joint Venture(6)	-	4,789	4,789	-	-	-
	$ 32,040	$ 79,010	$ 25,906	$ 25,412	$ 5,904	$ 21,788

(1)Includes interest at the interest rate in effect on September 30, 2008.
(2)Demand instalment loan is repayable over five years unless the bank demands early payment.
(3)Short-term debt is repayable only from the sale of certain LNG systems.  The Company has assumed these systems will be sold within a year.
(4)Includes interest at 9%
(5)From fiscal 2009 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,350 or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds $13,500 in any aforementioned fiscal year, up to a maximum of $28,189. The Company has assumed the minimum required payments.
(6)See Note 14.

The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company’s cash inflows, especially around the sale of inventories, and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

(c)	Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments, accounts receivable and loan receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  While the Company does not hold asset-backed securities directly, these parties may be exposed in varying degrees to asset-backed securities and U.S. sub-prime mortgages.  The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

12.	Financial instruments (continued):

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectibility of accounts receivable and loan receivable.  37% (March 31, 2008 - 30%) of accounts receivable relates to government grants receivable and 11% (March 31, 2008 - 48%) is due from Cummins Inc., a large U.S. based engine manufacturer and our joint venture partner, relating to proceeds for the sale of products collected by Cummins on the Company’s behalf.  The loan receivable is due from Cummins.  In order to minimize the risk of loss for trade receivables the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 to 90 days. The Company reviews its trade receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectibility at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and loan receivable of $117,692 at September 30, 2008 represents the Company’s maximum credit exposure.

(d)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”). Cash and cash equivalents, short-term investments, accounts receivable, loan receivable, accounts payables and short-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical.  The Company attempts to limits its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted twelve months of Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign exchange contracts to further limit its exposure.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

12.	Financial instruments (continued):
	(d)	Foreign currency risk (continued):
The U.S. dollar carrying amount subject to exposure to foreign currency risk at September 30, 2008 is as follows:

U.S. dollars

Cash and cash equivalents	$18,289
Accounts receivable	3,200
Long-term investments	2,608
Accounts payable	2,122
Short-term debt	3,600

If foreign exchange rates on September 30, 2008 had changed by 25 basis points, with all other variables held constant, net income and loss for the three and six months ended September 30, 2008 would have changed by $1 and other comprehensive income by $7.  The Company’s exposure to currencies other than U.S. dollars is not material.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its loan receivable and demand instalment loans.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates at September 30, 2008 had changed by 50 basis points, with all other variables held constant, net income and loss for the three and six months ended September 30, 2008 would have changed by $2 and $4, respectively.

(f)	Equity price risk:

The value of our equity investment in CEFC, a publicly traded company, is subject to market price volatility.  This investment is classified as available for sale. As of September 30, 2008, every dollar change in the stock price of CEFC, would result in a change in other comprehensive income of $154.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

12.	Financial instruments (continued):
	(g)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The Company’s short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc. which is accounted for using the equity method and other investments which are carried at cost (note 4) due to the lack of a readily available market for these securities.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair value of the Company’s demand instalment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes (note 5(a)) is recorded at amortized cost using the effective interest rate method and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at September 30, 2008, the fair value of the subordinated debenture notes is higher than its carrying value by $3,200 based on market interest rates.

13.	Management of capital:

As at September 30, 2008, the Company’s capital is composed of share capital and its $13,000 line of credit with a Schedule 1 Canadian bank.  The Company raised $15,000 in debenture units, the primary terms of which are described in note 5(a).
The Company’s objectives when managing capital are as follows:

•  to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders;

•      to maintain sufficient cash, cash and cash equivalents on hand to make service debt payments as they become due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short and long-term investments of at least 1.5  times the amount drawn against its line of credit and outstanding letters of credit); and

•   to have sufficient cash, cash equivalents, short-term investments and marketable available for sale securities on hand to fund the Company’s business plans.

The Company’s primary uses of capital are to finance product development, market development, working capital, capital expenditures, and operating losses.  The Company currently funds these requirements from internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, sales of Clean Energy shares, amounts drawn against its line of credit, government funding and proceeds from the offering of debt or equity securities.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and six months ended September 30, 2008 and 2007

There were no changes to the Company’s approach to capital management during the six months ended September 30, 2008.
14.	Commitments:

On July 16, 2008, the Company announced that it had entered into a joint venture agreement with Weichai Power Co., Ltd. (“Weichai Power”), China’s largest heavy duty engine manufacturer, and Hong Kong Peterson (CNG) Equipment Limited (“Hong Kong Peterson”) to form a new entity, Weichai Westport Inc. (“WWI”).  WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications.  Under the terms of the 30-year joint venture agreement, the Company’s initial investment to acquire a 35% share of the joint venture is expected to be approximately $4,789 (US$4,500).  Weichai Power and Hong Kong Peterson will hold a 40% and 25% interest, respectively, in WWI.

15.	Subsequent event:

Subsequent to September 30, 2008, under the terms of the original funding agreement with Industry Canada’s Industrial Technologies Office (formerly Technology Partnerships Canada) (“TPC”), the Company granted 790,614 warrants on October 23, 2008 to TPC having a value of $4,000 calculated based on the Black-Scholes option pricing model with a strike price of $10.65.  The warrants are exercisable for a period of five years from the grant date.